Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2015	2014	2015	2014

Income before income taxes	$1,307	$1,258	$3,531	$3,629
Interest	94	93	278	277
Portion of rentals deemed to be interest	18	18	50	52

Income available for fixed charges	$1,419	$1,369	$3,859	$3,958

Fixed charges:
Interest	$94	$93	$278	$277
Portion of rentals deemed to be interest	18	18	50	52

Total fixed charges	$112	$111	$328	$329

Ratio of earnings to fixed charges	12.64	12.51	11.75	12.05

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.